

Robert Kollar
January 17 · 🌐

While many of you know that I've spent the last five years helping found and develop a software company, most of you probably don't know what it is that Givsum does. It's a platform that helps charitable organizations increase their productivity and raise more money, all at a cost that provides our customers with the greatest value. To learn more about and/or invest in Givsum, click the link below. If you have any questions, send me a DM or give me a call. I'd love to hear from you.



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Invest in Givsum, Inc.: Software that increases a charity's efficiency and helps them raise more money. | Wefunder